UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: November 2022
(Report No. 2)

Commission file number: 001-37600

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NANO DIMENSION LTD.

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(Translation of registrant’s name into English)

2 Ilan Ramon
Ness Ziona 7403635 Israel

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is Nano Dimension Ltd.’s (the “Registrant”) Notice of a Special General Meeting of Shareholders, Proxy Statement, Proxy Card and Voting Instruction Form (which will be sent to holders of the Registrant’s American Depositary Shares by The Bank of New York Mellon) for the Special General Meeting of Shareholders to be held on December 13, 2022, at 16:00 p.m., Israel time (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 5.00 each, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on November 14, 2022, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-252848, 333-251155, 333-251004, 333-249184, and 333-233905) and Form S-8 (File No. 333-214520 and 333-248419) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Notice of a Special General Meeting to be held on December 13, 2022, at 16:00 p.m., Israel time.
99.2	Proxy Statement for the Special General Meeting to be held on December 13, 2022, at 16:00 p.m., Israel time.
99.3	Proxy Card for the Special General Meeting to be held on December 13, 2022, at 16:00 p.m., Israel time.
99.4	Voting Instruction Form for the Special General Meeting of Shareholders to be held on December 13, 2022, at 16:00 p.m., Israel time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)
Date: November 7, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer